FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

August 31, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX COMPLETES MITOKOR ACQUISITION

Creates New Company with Significant Pipeline in Infectious and Degenerative Diseases

Vancouver, BC, CANADA and San Diego, CA, USA – August 31, 2004 – Micrologix Biotech Inc. (“Micrologix”) (TSX: MBI; OTC: MGIXF), a developer of drugs for the prevention and treatment of infectious diseases, has completed the acquisition of San Diego-based MitoKor, Inc. (“MitoKor”), a biotechnology company focused on the treatment of major degenerative diseases related to mitochondrial dysfunction.

The company created by the merger has a portfolio of clinical and preclinical development programs including five clinical-stage product candidates in Hepatitis C, Alzheimer’s disease, catheter-related infections, acne, and human papillomavirus. Pre-clinical product opportunities include Hepatitis B and C, arthritis, serious hospital acquired infections, Friedreich’s ataxia, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury, and obesity.  The Company also has corporate agreements with Pfizer, Wyeth, Strata Pharmaceuticals, and Spring Bank Technologies.

Jim DeMesa, M.D., President & CEO of the merged company stated, “The completion of this acquisition represents a major step in the transformation we communicated over two years ago as part of our new strategic plan to build an industry-leading biotechnology company. Along with our other in-licensing activities and acquisitions, this merger produces a company with multiple product opportunities, including several potential blockbusters, in two significant areas of medicine – infectious and degenerative diseases.  Consistent with this transformational process and our new company profile we are seeking shareholder approval for a corporate name change. Our highest priorities for the next several months are to initiate the MBI-3253 Phase IIa monotherapy trial for chronic hepatitis C infections, obtain a Special Protocol Assessment from the US FDA for the pivotal MBI-226 Phase III catheter-related infection trial, advance MITO-4509 for Alzheimer’s disease into Phase II, and partner MBI-594AN for the treatment of acne”.

Walter Moos, Ph.D., Chairman & CEO of MitoKor, added, “We pursued and executed this merger with the objective of providing our shareholders the opportunity to benefit from the product development expertise, added resources and business experience at Micrologix.  We have already seen great progress in the advancement of our programs as our team in California is working extremely well with the team in Vancouver to achieve that objective.”

Details of the Transaction

Micrologix issued approximately 5.4 million common shares as upfront consideration to acquire MitoKor (90% of these shares are subject to lockup periods ranging from 6 to 18 months from closing) and 4 million Series E convertible redeemable preferred shares for potential future milestone payments, the latter of which represents up to US$4 million in stock and/or cash upon the achievement of certain product development or other milestones related to the MitoKor portfolio.   Additionally as part of the transaction Micrologix assumed warrants for the purchase of approximately 133,000 common shares and made a cash payment to the common shareholders of MitoKor.  With completion of this transaction, the projected annual burn rate for Micrologix will be approximately C$11-C$13 million.

Walter Moos, the former Chairman and CEO of MitoKor has joined the Company’s board of directors and will work closely with Dr. DeMesa on integration and management. Two other senior members of the MitoKor corporate and scientific management team have entered into employment agreements with Micrologix, including:   Neil Howell, Ph.D., the former VP Research at MitoKor [now VP Research (San Diego)], and Jim Dykens, Ph.D., the former Director of Drug and Business Development at MitoKor [now Senior Director, Technology Development (San Diego)].

Micrologix Biotech Inc.

August 31, 2002

New shareholders in Micrologix, as a result of the transaction, include: Alta Partners, Domain Associates/3i Biotechnology Investment Trust, Forward Ventures, and others. Vengate Capital acted as an advisor to Micrologix and Legg Mason Wood Walker, Inc. acted as advisor to MitoKor for the purposes of this transaction.

About Mitochondrial Dysfunction

Mitochondria are present in nearly all animal and plant cells and are essential to human life. Mitochondrial dysfunction is a significant contributing factor to over 75 diseases, including Alzheimer's, arthritis, stroke, and others.

About Micrologix

Micrologix is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the prevention and treatment of major medical diseases and certain conditions with unmet medical need.  With its expertise and experience in product development, the Company is focused on advancing its pipeline of product candidates in the areas of infectious and degenerative diseases. Micrologix is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information about Micrologix is available at www.mbiotech.com.

“Jim DeMesa”

James DeMesa, MD, President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Email: jburke@mbiotech.com	Gino DeJesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release include, but are not limited to, initiating the MBI-3253 Phase IIa monotherapy trial for chronic hepatitis C infections, obtaining a Special Protocol Assessment from the US FDA for the confirmatory MBI-226 Phase III trial, advancing MITO-4509 for Alzheimer’s disease into Phase II, partnering MBI-594AN for the treatment of acne, and having an annual burn rate of C$11 to C$13 million. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation, dependence on and management of current and future corporate collaborations, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: August 31, 2004